Exhibit 99.1

China Sunergy Confirms Third Quarter 2012 Financial Results

NANJING, China, January 31, 2012 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer and solar project investor, today announced it has completed the impairment testing for long-lived assets with respect to the financial results for the third quarter of 2012 included in its current report on Form 6-K filed on November 28, 2012 (the “Third Quarter Results”), and determined not to recognize any impairment charge. As such, the Company's preliminary financial numbers for the third quarter of 2012 included in the Third Quarter Results are confirmed.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects.  Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.chinasunergy.com.

Media Contacts:

China Sunergy Co., Ltd. Elaine Li Phone: +86 25 5276 6696 Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Annie Choi Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, demand for and selling prices of the Company’s products, execution of our strategy to expand into downstream solar power businesses, general economic and business conditions; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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